www.doversaddlery.com
September 25, 2008
EDGAR Submission Type—CORRESP
Non-Public Filing
Mr. Andrew Mew
Accounting Branch Chief
Mr. Milwood Hobbs
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Dover Saddlery, Inc.
Commission File No. 0-51624
Annual Report for Fiscal Year Ended December 31, 2007 (“Report”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2008 (“2Q”)
Dear Messrs. Mew and Hobbs:
This correspondence confirms the conversation today between Mr. Hobbs and our legal counsel, Tim Platt, regarding our request for an extension to reply to your letter dated 11 September 2008 addressed to Mr. Stephen L. Day, President and Chief Executive Officer of Dover Saddlery, Inc., a Delaware corporation and reporting registrant in the Report (the “Company” or “Dover”).
The Company has proposed and the SEC Staff has agreed that the Company will file its written response with the SEC by October 9, 2008. In addition, please update our contact information to utilize 978-952-8063 as our facsimile number.
The Company submits this correspondence via EDGAR pursuant to Section 101(a) of Regulation S-T as a non-public filing.
Respectfully submitted,
/s/ Michael W. Bruns
Chief Financial Officer